UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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 FORM SD
SPECIALIZED DISCLOSURE REPORT
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lululemon athletica inc.
(Exact name of registrant as specified in its charter)

Delaware	001-33608	20-3842867
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

1818 Cornwall Avenue, Vancouver, British Columbia		V6J 1C7
(Address of principal executive offices)		(Zip code)

Shannon Higginson, Chief Legal and Compliance Officer	(604) 732-6124
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure
In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), lululemon athletica inc. has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (Exhibit 1.01) and both reports are posted to a publicly available Internet site at www.lululemon.com.

Item 1.02. Exhibit.
The Conflict Minerals Report for the calendar year ended December 31, 2023, is filed as Exhibit 1.01 hereto.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report for the reporting period of January 1, 2023 to December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

lululemon athletica inc.

Dated: May 30, 2024	/s/ MEGHAN FRANK
Meghan Frank
Chief Financial Officer